Mail Stop 3561

      July 12, 2005

via U.S. mail and facsimile

Mr. Graham Hetherington
Chief Financial Officer
Allied Domecq PLC
The Pavilions, Bridgewater Road
Bedminster Down
Bristol, England  BS13 8AR

Re:	Allied Domecq PLC
	Form 20-F for the year ended August 31, 2004
      Filed December 15, 2004
	File No. 1-31413

Dear Mr. Hetherington:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nili Shah at (202) 551-3255 or, in her absence, to the undersigned at (202) 551-3841.

							Sincerely,


							Mike Moran
							Accounting Branch Chief
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE